UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION

INVESTMENT COMPANY ACT OF 1940
Release No. 29837 / October 17, 2011

In the Matter of

ASGI AGILITY INCOME FUND
ASGI AURORA OPPORTUNITIES FUND, LLC
ASGI CORBIN MULTI-STRATEGY FUND, LLC
ALTERNATIVE STRATEGIES GROUP, INC.
ALTERNATIVE STRATEGIES BROKERAGE SERVICES, INC.

c/o Lloyd Lipsett, Esq.
Wells Fargo Law Department
200 Berkeley Street
Boston, MA 02116

(812-13866)

ORDER UNDER SECTION 6(c) OF THE INVESTMENT COMPANY ACT OF 1940
GRANTING AN EXEMPTION FROM SECTIONS 18(c) AND 18(i) OF THE ACT, AND
PURSUANT TO SECTION 17(d) AND RULE 17d-1 UNDER THE ACT

ASGI Agility Income Fund, ASGI Aurora Opportunities Fund, LLC, ASGI Corbin Multi-
Strategy Fund, LLC, Alternative Strategies Group, Inc., and Alternative Strategies Brokerage
Services, Inc. filed an application on February 8, 2011, and amendments to the application on
June 24, 2011 and September 16, 2011, requesting an order under section 6(c) of the Investment
Company Act of 1940 ("Act") granting an exemption from sections 18(c) and 18(i) of the Act,
and pursuant to section 17(d) of the Act and rule 17d-1 under the Act. The order permits certain
registered closed-end management investment companies to issue multiple classes of shares and
to impose asset-based distribution and service fees and contingent deferred sales loads.

On September 19, 2011, a notice of the filing of the application was issued (Investment
Company Act Release No. 29793). The notice gave interested persons an opportunity to request
a hearing and stated that an order disposing of the application would be issued unless a hearing
was ordered. No request for a hearing has been filed, and the Commission has not ordered a
hearing.

The matter has been considered and it is found, on the basis of the information set forth in the
application, as amended, that granting the requested exemption is appropriate in the public
interest and consistent with the protection of investors and the purposes fairly intended by the
policy and provisions of the Act.

It is further found that the participation of the investment company in the proposed arrangement is consistent with the provisions, policies, and purposes of the Act, and is not on a basis different from or less advantageous than that of other participants.

Accordingly, in the matter of ASGI Agility Income Fund, et al. (File No. 812-13866),

IT IS ORDERED, under section 6(c) of the Act, that the requested exemption from sections 18(c) and 18(i) of the Act is granted, effective immediately, subject to the conditions in the application, as amended.

IT IS ALSO ORDERED, under section 17(d) of the Act and rule 17d-1 under the Act, that the investment company's participation in the proposed arrangement is approved, effective immediately, subject to the conditions contained in the application, as amended.

For the Commission, by the Division of Investment Management, under delegated authority.

Elizabeth M. Murphy
Secretary